CSB BANCORP, INC.
EXHIBIT 11
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004
Basic Earnings Per Share
Net income	$613,744	$606,490	$1,280,557	$1,127,941

Weighted average common shares	2,644,968	2,644,350	2,644,966	2,644,350

Basic Earnings Per Share	$0.23	$0.23	$0.48	$0.43

Diluted Earnings Per Share
Net income	$613,744	$606,490	$1,280,557	$1,127,941

Weighted average common shares	2,644,968	2,644,350	2,644,966	2,644,350
Weighted average effect of assumed stock options	3,318	4,206	3,199	3,954

Total	2,648,286	2,648,556	2,648,165	2,648,304

Diluted Earnings Per Share	$0.23	$0.23	$0.48	$0.43

18.